SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	January	2016
Commission File Number	001-37400
Shopify Inc.
(Translation of registrant’s name into English)
150 Elgin Street, 8th Floor Ottawa, Ontario, Canada K2P 1L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1    Shopify Names Harley Finkelstein Chief Operating Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shopify Inc.
(Registrant)
Date:	January 12, 2016	By:	/s/ Joseph Frasca
Name:Joseph Frasca Title: General Counsel and Secretary

EXHIBIT 99.1

Shopify Names Harley Finkelstein Chief Operating Officer

Ottawa, Canada - January 12, 2016 - Shopify Inc. (NYSE:SHOP)(TSX:SH) today announced that Harley Finkelstein has been named Chief Operating Officer. As Shopify’s first COO, Finkelstein will manage Corporate and Business Development, Sales, Shopify Plus, the Shopify Partner program, Shopify’s App Store, Merchant Support and all external and merchant-facing initiatives.

Finkelstein joined Shopify in 2010 to support business development and soon took on additional responsibilities. As Chief Platform Officer, Finkelstein built the Shopify Partner program, which has become a core competitive advantage for Shopify. Today, this rich ecosystem of app developers, theme designers, freelancers and agencies includes thousands of active partners that enhance Shopify’s platform and merchant base. Additionally, Finkelstein oversaw the creation and expansion of Shopify Plus to accommodate the needs of high-volume merchants such as Procter & Gamble, Tesla Motors and RedBull, all of which required a robust platform to support their large-scale businesses.

“Harley is a strong leader at the forefront of Shopify’s growth who will be taking on an even larger role in deepening our relationships with merchants, partners and the public,” said Shopify CEO, Tobi Lütke. “His relationship with Shopify dates back almost a decade as one of our first merchants, selling T-shirts while in law school. His entrepreneurial background gives him a natural understanding of our merchants and this perspective is invaluable to our business.”

“I joined Shopify at a very early stage because I was inspired by what Tobi had built, and by the idea that anyone, no matter how much money or experience they have, can build their own business using Shopify,” said Finkelstein. “I see my job as ensuring all our merchants and partners are well taken care of so the rest of the team, especially Tobi, can focus on making sure our product and technology is not only good for the 200,000+ merchants using us today, but the millions of merchants that we hope will use us one day. I’m excited to continue my journey with Shopify and to support the company’s ongoing evolution.”

Finkelstein holds a Bachelor's degree in Economics from Concordia University and a J.D./M.B.A. from the University of Ottawa. He currently serves on the board of The C100, and is an Advisor to Felicis Ventures and Omers Ventures.

About Shopify
Shopify is a leading cloud-based, multichannel commerce platform designed for small and medium-sized businesses. Merchants can use the software to design, set up and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces, brick-and-mortar locations, and pop-up shops. The platform also provides a merchant with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, using enterprise-level technology made available to businesses of all sizes. Shopify currently powers over 200,000 businesses in approximately 150 countries, including: Tesla Motors, Budweiser, Red Bull, LA Lakers, the New York Stock Exchange, GoldieBlox, and many more.

MEDIA:
Sheryl So
Public Relations Manager
416-238-6705 x 1021
press@shopify.com

INVESTORS:
Katie Keita
Director, Investor Relations
613-241-2828
IR@shopify.com

SOURCE: Shopify